UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

GEOEYE, INC.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

37250W108
(CUSIP Number)

with a copy to:
Mr. Stephen Feinberg	Robert G. Minion, Esq.
c/o Cerberus Capital Management, L.P.	Lowenstein Sandler PC
875 Third Avenue, 11th Floor	1251 Avenue of the Americas, 17th Floor
New York, NY 10022	New York, NY 10020
(212) 891-2100	(973) 597-2424
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 22, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.	37250W108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Stephen Feinberg

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a)	Not
(b)	Applicable

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

Not Applicable

6.	Citizenship or Place of Organization: United States

Number of	7.	Sole Voting Power:	*
Shares Beneficially	8.	Shared Voting Power:	*
Owned by
Each Reporting	9.	Sole Dispositive Power:	*
Person With	10.	Shared Dispositive Power:	*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: *

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13.	Percent of Class Represented by Amount in Row (11): *

14.	Type of Reporting Person (See Instructions): IA, IN

* Based on the information set forth in the Quarterly Report on Form 10-Q of GeoEye, Inc., a Delaware corporation (the “Company”), filed with the Securities and Exchange Commission on May 3, 2012, there were 22,349,367 shares of the common stock, par value $0.01 per share (the “Common Shares”), of the Company outstanding as of May 2, 2012.  As of the filing date of this Schedule 13D Amendment No. 6, Cerberus Partners II, L.P., a Delaware limited partnership, and Cerberus Series Four Holdings, LLC, a Delaware limited liability company, held 53,844 and 4,717,535 Common Shares, respectively, and Cerberus Satellite LLC, a Delaware limited liability company, held 80,000 shares of Series A Convertible Preferred Stock (the “Series A Preferred Shares”) of the Company.  Pursuant to the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Company (the “Certificate of Designations”), which was filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 24, 2010, the Series A Preferred Shares are convertible at any time at the option of the holder; provided, however, that the holder shall have no right to convert Series A Preferred Shares to the extent that at such time, after giving effect to such conversion, the beneficial owner of the Series A Preferred Shares would have acquired beneficial ownership of a number of Common Shares that exceeds 19.99% of the number of Common Shares outstanding at such time immediately after giving effect to such conversion (the “Blocker”).  The Series A Preferred Shares are convertible into such number of Common Shares as is obtained by (i) multiplying the number of Series A Preferred Shares to be converted by $1,000 and adding to such product an amount equal to all declared but unpaid dividends and all accrued but unpaid dividends with respect to such shares and (ii) dividing the result obtained pursuant to clause (i) by the “Conversion Price.”  The Conversion Price was initially $29.76, which is subject to certain adjustments as set forth in the Certificate of Designations.  The Series A Preferred Shares have no expiration date.  Without regard to the Blocker, as of the filing date of this Schedule 13D Amendment No. 6, the 80,000 Preferred Shares were convertible into 2,688,347 Common Shares.  Stephen Feinberg, through one or more entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company beneficially owned by Cerberus Partners II, L.P., Cerberus Series Four Holdings, LLC and Cerberus Satellite LLC.  As a result of the foregoing, as of the filing date of this Schedule 13D Amendment No. 6, after giving effect to the Blocker, Stephen Feinberg may be deemed to beneficially own 21.3% of the Common Shares of the Company.

Item 4.   Purpose of the Transaction.

       Item 4 is hereby amended by adding the following five paragraphs after the last paragraph thereof:

       On July 22, 2012, Cerberus and DigitalGlobe, Inc., a Delaware corporation (“DigitalGlobe”), entered into a voting agreement (the “Voting Agreement”) pursuant to which, among other things, Cerberus agreed to vote all of the Common Shares and Series A Preferred Shares held by it: (i) in favor of adoption of the Agreement and Plan of Merger, dated July 22, 2012, by and among the Company, DigitalGlobe, 20/20 Acquisition Sub, Inc. and WorldView, LLC (the “Merger Agreement”), the mergers contemplated thereby (the “Combination”) and any actions required in furtherance of the Voting Agreement and/or the Merger Agreement, including any approval of holders of the Series A Preferred Shares; and (ii) against the following actions (other than the Combination and the other transactions contemplated by the Merger Agreement): (a) any GeoEye Takeover Proposal (as such term is defined in the Merger Agreement); (b) any reorganization, recapitalization, dissolution, liquidation or winding up of the Company or any of its subsidiaries; (c) any amendment of the Company’s certificate of incorporation or by-laws, except as contemplated by the Merger Agreement; or (d) any other action or proposal involving the Company that would reasonably be expected to prevent or materially impede, interfere with, delay, postpone or adversely affect the transactions contemplated by the Merger Agreement, including the Combination.

       The descriptions of the Voting Agreement set forth herein are qualified in their entirety by reference to the complete Voting Agreement, which is incorporated by reference as Exhibit 7.3 hereto.

       On July 22, 2012, Cerberus and DigitalGlobe entered into an agreement (the “Cerberus Agreement”) pursuant to which, among other things, Cerberus agreed:

       (i) that, during the period from July 22, 2012 to the closing date of the Combination (or, if the Merger Agreement is terminated, to the date Cerberus no longer beneficially owns any shares of DigitalGlobe common stock) (“Standstill Period I”) and from the closing date of the Combination to the date that is twelve (12) months after the date that Cerberus ceases to beneficially own, in the aggregate, at least five percent (5%) of DigitalGlobe’s outstanding common stock (“Standstill Period II”), as such periods are applicable, it will not:

       (a) participate in, effect or seek to effect, directly or indirectly, other than pursuant to the Combination and other than pursuant to Cerberus’s right to convert DigitalGlobe preferred stock into DigitalGlobe common stock in respect of the accretion of unpaid dividends on the DigitalGlobe preferred stock, (1) the acquisition of, or obtaining any economic interest in (including beneficial ownership), or any right to direct the voting or disposition of, or any other right with respect to, any securities of DigitalGlobe (including DigitalGlobe common stock or DigitalGlobe preferred stock), bank debt or other obligations for borrowed money of DigitalGlobe or its subsidiaries, or any rights, options or other securities convertible into or exchangeable for such securities, bank debt or obligations for borrowed money, including any swaps or derivative arrangements, or make any public announcement with respect to, or submit any proposal or offer with respect to, the foregoing; provided, however, that, during Standstill Period I, Cerberus may acquire DigitalGlobe common stock if, upon such acquisition, Cerberus’s beneficial ownership of such common stock would not exceed 11.35% of the DigitalGlobe common stock then outstanding and, during Standstill Period II, Cerberus may acquire DigitalGlobe common stock if, upon such acquisition, Cerberus’s beneficial ownership of such common stock would not exceed 19.9% of the DigitalGlobe common stock then outstanding; (2) other than the Combination, any tender offer, exchange offer, merger, acquisition or other business combination involving DigitalGlobe or any similar extraordinary transaction involving the purchase of all or substantially all of DigitalGlobe’s assets, or make any public announcement with respect to, or submit a proposal or offer with respect to, the foregoing; (3) any recapitalization, restructuring, liquidation or dissolution with respect to DigitalGlobe or any similar extraordinary transaction involving a dividend or distribution of the assets of DigitalGlobe; or (4) any solicitation (or participation in a solicitation) of proxies or consents to vote, or recommendation to other holders of how to vote, any voting securities of DigitalGlobe with respect to the election of directors or any other proposal to be considered at any annual or special meeting of the stockholders of DigitalGlobe;

       (b) form or join a partnership or group with respect to DigitalGlobe common stock or DigitalGlobe preferred stock, or otherwise support or participate in any effort by a third party with respect to the matters in clause (a) above, or deposit any DigitalGlobe common stock or DigitalGlobe preferred stock in a voting trust or subject such securities to a voting agreement, except as provided in the Voting Agreement;

       (c) act, alone or in concert with others, to seek control or influence the management, board of directors or policies of DigitalGlobe, or initiate or take any action to obtain additional representation on the board of directors of DigitalGlobe;

       (d) take any action which would, or would reasonably be expected to, require DigitalGlobe to make a public announcement regarding the matters set forth in clauses (a) through (c) above;

       (e) sell any DigitalGlobe common stock or DigitalGlobe preferred stock to any person if Cerberus knows or has good reason to know that such person, after giving effect to such transaction, would beneficially own 5% or more of DigitalGlobe’s outstanding common stock;

       (f) participate in any sale process regarding DigitalGlobe unless such process is initiated by the board of directors of DigitalGlobe and certain other criteria are satisfied;

      (g) engage in certain transactions with respect to the debt of DigitalGlobe or its subsidiaries; or

      (h) enter into any discussions or arrangements with any third party  regarding the foregoing or seek or request permission to do any of the foregoing.

       (ii) that, during Standstill Period I and Standstill Period II, it shall:

       (a) vote or act by written consent, with respect to all of the equity securities of DigitalGlobe beneficially owned by it, in accordance with the recommendation of the board of directors of DigitalGlobe (including for each of the director nominees recommended by the board of directors of DigitalGlobe);

      (b) be present or represented by a proxy at all meetings of the stockholders of DigitalGlobe so that all equity securities of DigitalGlobe beneficially owned by it are counted as present for the purpose of determining the presence of a quorum at such meeting; and

      (c) have the right to designate one director (who shall be either Robert G. Warden or Michael P.C. Carns), who shall be subject to the approval of the board of directors of DigitalGlobe (such approval not to be unreasonably withheld), to serve on the board of directors of DigitalGlobe with a term to run from the closing date of the Combination until the 2014 Annual Meeting of Stockholders of DigitalGlobe; and

       (iii) to receive cash and DigitalGlobe preferred stock in accordance with the terms of the Merger Agreement, and consented to the terms of the DigitalGlobe preferred stock, and agreed to terminate, effective on the effective date of the Combination, certain existing agreements between Cerberus and the Company.

       Further, in connection with the Cerberus Agreement, Cerberus and DigitalGlobe agreed to a form of (i) Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of DigitalGlobe and (ii) Registration Rights Agreement, relating to equity securities of DigitalGlobe which will be acquired by Cerberus in connection with the Combination.

       The descriptions of the Cerberus Agreement set forth herein are qualified in their entirety by reference to the complete Cerberus Agreement, which is incorporated by reference as Exhibit 7.4 hereto.

Item 5.   Interest in Securities of the Issuer.

       Item 5 is hereby amended by deleting the text thereof in its entirety and substituting the following in lieu thereof:

       Based on the information set forth in the Quarterly Report on Form 10-Q of the Company, filed with the Securities and Exchange Commission on May 3, 2012, there were 22,349,367 Common Shares outstanding as of May 2, 2012.  As of the filing date of this Schedule 13D Amendment No. 6, Cerberus Partners II, L.P., a Delaware limited partnership, and Cerberus Series Four Holdings, LLC, a Delaware limited liability company, held 53,844 and 4,717,535 Common Shares, respectively, and Cerberus Satellite LLC, a Delaware limited liability company, held 80,000 Series A Preferred Shares.  Pursuant to the Certificate of Designations, which was filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 24, 2010, the Series A Preferred Shares are convertible at any time at the option of the holder; provided, however, that the holder shall have no right to convert Series A Preferred Shares to the extent that at such time, after giving effect to such conversion, the beneficial owner of the Series A Preferred Shares would have acquired beneficial ownership of a number of Common Shares that exceeds 19.99% of the number of Common Shares outstanding at such time immediately after giving effect to such conversion.  The Series A Preferred Shares are convertible into such number of Common Shares as is obtained by (i) multiplying the number of Series A Preferred Shares to be converted by $1,000 and adding to such product an amount equal to all declared but unpaid dividends and all accrued but unpaid dividends with respect to such shares and (ii) dividing the result obtained pursuant to clause (i) by the “Conversion Price.”  The Conversion Price was initially $29.76, which is subject to certain adjustments as set forth in the Certificate of Designations.  The Series A Preferred Shares have no expiration date.  Without regard to the Blocker, as of the filing date of this Schedule 13D Amendment No. 6, the 80,000 Preferred Shares were convertible into 2,688,347 Common Shares.  Stephen Feinberg, through one or more entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company beneficially owned by Cerberus Partners II, L.P., Cerberus Series Four Holdings, LLC and Cerberus Satellite LLC.  As a result of the foregoing, as of the filing date of this Schedule 13D Amendment No. 6, after giving effect to the Blocker, Stephen Feinberg may be deemed to beneficially own 21.3% of the Common Shares of the Company.

       During the sixty days on or prior to the filing date of this Schedule 13D Amendment No. 6, there were no transactions effected in the Common Shares, or securities convertible into, exercisable for or exchangeable for the Common Shares, by Mr. Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

       Item 6 is hereby amended by deleting the text thereof in its entirety and substituting the following in lieu thereof:

       The descriptions of the Letter Agreement, the Letter Agreement Amendment, the Voting Agreement and the Cerberus Agreement set forth in Item 4 hereof are hereby incorporated by reference in their entirety in this Item 6.

Item 7.   Material to be Filed as Exhibits.

       Item 7 is hereby amended by adding the following exhibits:

       7.3.           Voting Agreement, dated as of July 22, 2012, by and among DigitalGlobe, Inc. and Cerberus Capital Management, L.P., Cerberus Partners II, L.P., Cerberus Series Four Holdings, LLC, and Cerberus Satellite LLC (incorporated by reference to Exhibit 10.1 to the DigitalGlobe, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 23, 2012).

       7.4.           Cerberus Agreement, dated as of July 22, 2012, by and among DigitalGlobe, Inc. and Cerberus Capital Management, L.P., Cerberus Partners II, L.P., Cerberus Series Four Holdings, LLC, and Cerberus Satellite LLC (incorporated by reference to Exhibit 10.2 to the DigitalGlobe, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 23, 2012).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 24, 2012

/s/ Stephen Feinberg
Stephen Feinberg, on behalf of Craig Court, Inc., the managing member of Craig Court GP, LLC, the general partner of Cerberus Capital Management, L.P.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).